Exhibit 99.2

AcuityAds Holdings Inc.

Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of AcuityAds Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of AcuityAds Holdings Inc. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

March 10, 2022

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

AcuityAds Holdings Inc.

Consolidated Statements of Financial Position

As of December 31, 2021, and 2020

(Expressed in Canadian dollars)

	December 31, 2021 $	December 31, 2020 $
Assets

Current assets
Cash and cash equivalents	102,208,807	22,638,300
Accounts receivable	30,972,608	31,859,306
Prepaid expenses and other	3,278,624	1,901,067
Investment tax credits receivable	-	21,922

	136,460,039	56,420,595
Non-current assets
Deferred tax asset (note 18)	81,803	-
Property and equipment (note 3)	5,369,619	7,945,110
Intangible assets (note 4)	3,044,278	3,197,953
Goodwill	4,869,841	4,869,841

	149,825,580	72,433,499

Liabilities

Current liabilities
Accounts payable and accrued liabilities	24,853,497	23,232,661
Income tax payable	910,165	-
Borrowings (note 17)	2,946,150	3,573,847
Lease obligations (notes 6)	2,058,161	2,850,497

	30,767,973	29,657,005
Non-current liabilities
Borrowings (note 17)	3,852,891	6,684,386
Lease obligations (notes 6)	2,148,708	4,041,520

	36,769,572	40,382,911

Shareholders’ Equity (notes 8)	113,056,008	32,050,588

	149,825,580	72,433,499

AcuityAds Holdings Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021, and 2020

(Expressed in Canadian dollars)

	Year ended December 31, 2021 $	Year ended December 31, 2020 $
Revenue
Managed services	91,807,683	80,500,355
Self-service	30,218,619	24,393,693

	122,026,302	104,894,048

Media costs	58,461,333	50,808,810

Gross profit	63,564,969	54,085,238

Operating expenses
Sales and marketing (note 20)	22,274,113	18,127,414
Technology (note 12 and 20)	12,680,460	13,156,538
General and administrative	8,838,230	5,918,740
Share-based compensation (note 8)	5,329,438	998,307
Depreciation and amortization	5,057,117	8,894,174

	54,179,358	47,095,173

Income from operations	9,385,611	6,990,065

Finance costs (note 8)	1,053,282	1,663,039

Foreign exchange (gain) loss	(3,374,098)	138,335

	(2,320,816)	1,801,374

Net income before income taxes	11,706,427	5,188,691

Income taxes (note 18)	1,150,917	1,497,701

Net income for the year	10,555,510	3,690,990

Basic net income per share (note 10)	0.18	0.07
Diluted net income per share (note 10)	0.18	0.07

Exchange differences on translating foreign operations	(31,169)	866

Comprehensive income for the year	10,524,341	3,691,856

AcuityAds Holdings Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2021, and 2020

(Expressed in Canadian dollars unless otherwise stated)

	2021
	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
Balance – December 31, 2020	53,422,024	56,983,111	7,224,222	31,279	415,049	(32,603,073)	32,050,588

Shares issued – options exercised	757,183	1,072,089	-	-	-	-	1,072,089
Equity financing (note 8 (b))	5,665,025	63,955,491	-	-	-	-	63,955,491
Share-based compensation (note 7(c))	-	-	5,329,438	-	-	-	5,329,438
Shares issued – Warrants exercised	39,821	61,723	31,279	(31,279)	-	-	61,723
Shares issued – DSUs/RSUs exercised (notes 8(d) and 8(e))	849,750	1,963,963	(1,963,963)	-	-	-	-
Other comprehensive income	-	-	-	-	31,169	-	31,169
Net income for the year	-	-	-	-	-	10,555,510	10,555,510

Balance – December 31, 2021	60,733,803	124,036,377	10,620,976	-	446,218	(22,047,563)	113,056,008

	2020
	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
Balance – December 31, 2019	47,824,212	42,185,794	6,954,447	2,337,372	415,915	(36,294,063)	15,599,465

Shares issued – options exercised	1,133,482	1,465,658	-	-	-	-	1,465,658
Equity financing (note 8 (b))	1,968,000	10,617,887	-	-	-	-	10,617,887
Warrants issued – term loan (note 17)	-	-	(1,922,271)	-	-	-	(1,922,271)
Share-based compensation (note 8(c))	-	-	998,307	-	-	-	998,307
Shares issued – Warrants exercised	1,417,623	1,601,418	1,090,965	(1,090,965)	-	-	1,601,418
Shares issued – DSUs/RSUs exercised (notes 8(d) and 8(e))	1,078,707	1,112,354	(1,112,354)	-	-	-	-
Other comprehensive income	-	-	-	-	(866)	-	(866)
Warrants cancelled and forfeited	-	-	1,215,128	(1,215,128)	-	-	-
Net income for the year	-	-	-	-	-	3,690,990	3,690,990

Balance – December 31, 2020	53,422,024	56,983,111	7,224,222	31,279	415,049	(32,603,073)	32,050,588

AcuityAds Holdings Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, and 2020

(Expressed in Canadian dollars)

	2021 $	2020 $
Cash provided by (used in)

Operating activities
Income for the year	10,555,510	3,690,990

Adjustments to reconcile net income to net cash flows Depreciation and amortization	5,057,117	8,894,174
Finance costs (note 9)	1,053,282	1,663,039
Share-based compensation (note 8(c))	5,329,438	998,307
Foreign exchange (gain) loss	(3,374,098)	138,335
Change in non-cash operating working capital
Accounts receivable	886,698	6,375,446
Prepaid expenses and other	(1,345,158)	676,584
Investment tax credits receivable	-	299,051
Deferred tax asset	(81,803)	1,278,700
Accounts payable and accrued liabilities	1,620,836	(3,201,778)
Income tax payable	910,165
Interest paid – net	(918,443)	(1,381,698)

	19,693,544	19,431,150

Investing activities
Additions to property and equipment (note 3)	(1,068,786)	(4,923,514)
Additions to intangible assets (note 4)	(1,259,165)	(393,007)

	(2,327,951)	(5,316,521)

Financing activities
Amount drawn from revolving line of credit (note 16)	-	67,340,097
Repayment of revolving line of credit (note 16)	-	(83,066,960)
Net proceeds from term loans (note 17)	-	12,266,281
Repayment of term loans principal (note 17)	(2,495,887)	(9,101,681)
Additions to international loans	1,297,598	1,719,864
Repayment of international loans	(2,395,741)	(2,182,955)
Additions to leases	674,927	4,013,250
Repayment of leases	(3,360,075)	(3,417,975)
Net proceeds from equity financing (note 8)	63,955,491	10,617,887
Proceeds from the exercise of warrants	61,723	1,601,418
Proceeds from the exercise of stock options	1,072,089	1,465,658

	58,810,125	1,254,884

Increase (decrease) in cash and cash equivalents	76,175,718	15,369,513

Foreign exchange impact on cash	3,394,789	(138,335)

Cash and cash equivalents – Beginning of year	22,638,300	7,407,122

Cash and cash equivalents – End of year	102,208,807	22,638,300

Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	674,927	4,129,910

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

1	Corporate information

AcuityAds Holdings Inc. (“AcuityAds” or the “Company”), and its wholly owned subsidiaries AcuityAds Inc., AcuityAds US Inc., 140 Proof Inc., and ADman Interactive S.L.U. (“ADman”), a company that holds certain technology assets, is a leading provider of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns. AcuityAds is a publicly traded company, incorporated in Canada, and its head office is located at 70 University Ave, Suite 1200, Toronto, Ontario M5J 2M4. The Company’s common shares are listed on the Toronto Stock Exchange in Canada, under the trading symbol “AT, and on the Nasdaq Capital Market in the United States, under the trading symbol “ATY”.

2	Summary of significant accounting policies

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The date the Board of Directors authorized the consolidated financial statements for issue is March 9 2022.

Basis of presentation

These consolidated financial statements are prepared in Canadian dollars (“CAD”), which is the Company’s functional and reporting currency and have been prepared mainly under the historical cost basis. Other measurement bases used are described in the applicable notes.

Use of estimates and judgements

The preparation of the consolidated financial statements and application of IFRS often involve management’s judgement and the use of estimates and assumptions deemed to be reasonable at the time they are made. The Company reviews estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which estimates are revised and may impact future periods as well.

Other results may be derived with different judgements or using different assumptions or estimates and events may occur that could require a material adjustment.

The following are critical accounting policies subject to such judgements and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the consolidated financial statements.

•	Key sources of estimation uncertainty

i)	Accounts receivable – the Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses.

ii)	Share-based payments – the estimated fair value of stock options is determined using the Black-Scholes option pricing model. Inputs to the model are subject to various estimates related to volatility, interest rates, dividend yields and expected life of the stock options issued. Fair value inputs are subject to market factors, as well as internal estimates. In addition to the fair value calculation, the Company estimates the expected forfeiture rate with respect to equity-settled share-based payments based on historical experience.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

iii)	Goodwill – Impairment – the goodwill impairment test requires a calculation to determine the recoverable amount of goodwill. Management has determined the recoverable amount by determining the higher of fair value less costs of disposal of goodwill and value in use. Determining fair value and value in use requires the use of estimates and assumptions about factors that impact the valuation of goodwill. Such estimates and assumptions include the forecasted financial performance of the Company and market factors applied. Reasonable possible changes in key estimates and assumptions have the potential to cause the recoverable amount of goodwill to change.

•	Critical judgements in applying accounting policies

i)	Revenue and cost recognition – for revenue from sales of third-party services, management’s judgement is applied regarding the determination of whether the Company is a principal or agent to the transactions. In making this judgement, management places significant weight on the fact that the Company has the primary responsibility for providing access to the Company’s programmatic marketing platform, which is critical to the fulfillment of the customer deliverables.

ii)	Impairment tests for non-financial assets other than goodwill – judgement is applied in determining whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted.

COVD-19

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic which continued throughout 2021. While global economic conditions have improved in 2021 and many areas of the world experienced a respite in case counts delineating the first wave, the pandemic entered subsequent waves in 2021 following detection of new variants including the Delta and Omicron variants, with increased case outbreaks. In response, the Canadian federal and provincial governments as well as businesses mandated various measures, including: travel restrictions, restrictions on public gatherings and advisories, and the quarantine of people who may have been exposed to the virus. As the COVID-19 pandemic evolves, AcuityAds’s various offices continue to abide by the rules and regulations set by the national and local governments where those offices are located. Despite the COVID-19 pandemic and the Company’s changes to its work environment, AcuityAds continues to operate its business in the normal course. To date, none of the Company’s operations have closed down or otherwise been materially affected by the COVID-19 pandemic. Certain of the Company’s offices have been subject to government-mandated lockdowns for some periods of time. However, the Company’s staff has been able to perform their functions remotely without meaningful reductions in the Company’s ability to service its customers.

Based on the most recent trends, the Company does not expect the COVID-19 pandemic will have a material impact on its future revenues, as more consumers are consuming media digitally as they work from home, resulting in higher demand for digital advertising. The COVID-19 pandemic has not directly restricted the Company's growth plans as demand for the Company’s products and services is growing as the Company’s customers increase their digital advertising budgets. Although the Company doesn’t expect the COVID-19 pandemic will have material on its future revenues, the severity of the future impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including but not limited to the duration and severity of the pandemic and the extent and severity of the impact on the Company’s customers, all of which are uncertain and cannot be predicted. COVID-19 could cause a sustained decline in the Company’s share price, or the occurrence of what management would deem to be a triggering event that could, under certain circumstances, cause the Company to perform a goodwill or intangible assets impairment test and result in an impairment charge being recorded for that period. In addition, there are certain specific client segments, most notably the travel and entertainment industries, that have been more affected by the COVID-19 pandemic than other businesses. COVID-19 has affected the amount of revenues that we earn from our clients in these industries, and the continuation of the pandemic does have an impact on our growth from these clients.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

Basis of consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Revenue

Revenue is recognized based on the five-step model outlined in IFRS 15 – Revenue Recognition from Contracts with Customers. The Company generates revenue from the delivery of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns using its programmatic marketing platform. The Company offers its services on a fully-managed and a self-serve basis, which is recognized over time using the output method when the performance obligation is fulfilled. The performance obligation is satisfied over time as the volume of impressions (number of ads displayed, consumer clicks on ads, or consumer actions) are delivered up to the contractual maximum for fully-managed revenue and the delivery of media inventory for self-serve revenue.

Revenue arrangements are evidenced by a fully executed insertion order (“IO”). Generally, IOs specify the number and type of advertising impressions to be delivered over a specified time at an agreed upon price and performance objectives for an ad campaign. Performance objectives are generally a measure of targeting as defined by the parties in advance, such as number of ads displayed, consumer clicks on ads or consumer actions (which may include qualified leads, registrations, downloads, inquiries, or purchases). These payment models are commonly referred to as CPM (cost per thousand impressions), CPC (cost per click) and CPA (cost per action).

The Company determines collectability by performing ongoing credit evaluations and monitoring its customers’ accounts receivable balances. For new customers and their agents, which may be advertising agencies or other third parties, the Company performs a credit check with an independent credit agency and checks credit references to determine creditworthiness. The Company only recognizes revenue when collection is reasonably assured. If collection is not considered reasonably assured, revenue is recognized only once all amounts are collected. Revenue is recorded net of trade discounts and volume rebates. If it is probable that discounts will be granted and amounts can be measured reliably, then the discount is recognized as a reduction of revenue as the related sales are recognized.

In instances where the Company contracts with third party advertising agencies on behalf of their advertiser clients, a determination is made to recognize revenue on a gross or net basis based on an assessment of whether the Company is acting as the principal or an agent in the transaction. The Company is acting as the principal in these arrangements and therefore revenue earned, and costs incurred are recognized on a gross basis as the Company has control and is responsible for fulfilling the advertisement delivery, establishing the selling prices and the delivery of the advertisements for fully managed revenue, providing training and updates for the self-serve proprietary platform and performing all billing and collection activities.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

Amounts billed in excess of revenue recognized to date on an arrangement-by-arrangement basis are classified as deferred revenue, whereas revenue recognized in excess of amounts billed is classified as accrued receivables and included as part of accounts receivable.

Foreign currency transactions

•	Transactions and balances in foreign currencies

The Company’s functional and reporting currency is CAD. Transactions in foreign currencies are translated to the Company’s functional currency at exchange rates at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities and related depreciation are translated at historical exchange rates. Revenue and expenses other than depreciation are translated at the average rates of exchange for the period.

•	Subsidiaries with a functional currency other than CAD

The assets and liabilities of foreign subsidiaries are translated into CAD at the rate of exchange prevailing at the reporting date, and their income statements are translated at the average rates of exchange for the period.

Exchange rate adjustments arising on translation are recognized in other comprehensive income. On disposal of a foreign subsidiary, the component of other comprehensive income relating to that particular foreign operation is recognized in net income.

Financial instruments

•	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they originate. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial instruments are, for measurement purposes, grouped into categories. The classification depends on the purpose and is determined on initial recognition. The Company’s non-derivative financial assets comprise loans and receivables.

Cash and cash equivalents comprise cash balances and cash deposits with original maturities of three months or less.

Loans and receivables, which include cash, accounts receivable and investment tax credits receivable, are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Accounts receivable comprise trade receivables, net of allowance for doubtful accounts. The Company has adopted the use of an expected credit loss model rather than an incurred loss analysis when evaluating the allowance for doubtful accounts receivable (note 15).

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

Income tax credit (“ITC”) receivables comprise refundable Canadian ITCs for qualifying research and development activities in Canada.

The Company’s non-derivative financial liabilities consist of accounts payable and accrued liabilities, revolving line of credit, term loans and amounts due to related parties.

Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition and measurement, these financial liabilities are measured at amortized cost using the effective interest method.

Property and equipment

•	Recognition and measurement

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net income. The costs of the day-to-day servicing of property and equipment are recognized in net income as incurred.

•	Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognized on a straight-line basis over the estimated useful lives of the property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative years are as follows:

Furniture and fixtures	5 years
Data centre equipment	4 years
Office computer equipment	3 years
Right of use assets	Range from 3-5 years

Depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

•	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in net income as incurred.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

Expenditures on development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

Impairment

•	Financial assets (including accounts receivable)

A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively based on the nature of the asset.

The Company assesses on a forward-looking basis the expected credit loss associated with its financial assets. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade and other receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized at the time of initial recognition of the receivables.

•	Non-financial assets

The carrying amounts of the Company’s non-financial assets (except goodwill) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill is not amortized but is reviewed for impairment at least annually and whenever events or circumstances indicate the carrying amount may be impaired. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to the cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Company’s cash-generating units generally represent either individual business units, or groups of business units that are all below the level of the Company’s operating segments. The ADman CGU (as defined below) has been incorporated together with the Company CGU into a single CGU, due to operational integration during the period.

The recoverable amount of an asset or group of assets (cash-generating unit) (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or CGUs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

Impairment losses recognized in prior periods, other than those recognized for impairment of goodwill, are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	The contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified

•	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use

•	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

o	The Company has the right to operate the asset; or

o	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone price.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments

•	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in the rate or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets in “property, plant and equipment” and lease liabilities in “long-term debt” in the consolidated balance sheets.

Nature of leased assets

The Company leases various offices and equipment. Contracts are typically made for fixed periods of one to five years but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leased assets may not be used as security for borrowing purposes.

Extension and termination options

Some office leases include an option to renew the lease for an additional period after the non-cancellable contract period. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. Extension options are exercisable only by the Company and not by the lessors. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options. The Company reassesses its portfolio of leases to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. The Company considers all facts and circumstances when making this decision. The Company examines whether there is an economic incentive or penalty that would affect the decision to exercise the option, for example, whether the lease option is below market value or whether the Company has made significant investments in leasehold improvements. Where it is not reasonably certain that the lease will be extended or terminated, the Company will not recognize these options.

Share-based payments

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

The grant date fair value of share-based payment awards such as performance share units (“PSUs”), restricted share units (“RSUs") and stock options granted to employees is recognized as a compensation cost, with a corresponding increase in contributed surplus, over the vesting period of the award. The amount recognized is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that vest. Upon exercising the options, the fair value of the options exercised that has been expensed to contributed surplus is reclassified to common shares and reflected in the consolidated statements of changes in shareholders’ equity.

As part of the Company’s long-term incentives, the Company from time-to-time issues deferred share units (“DSUs”) under its long-term incentive plans. DSU awards are settled with the issuance of common shares. The compensation expense for DSUs is based on the fair value at the time the award is granted. The expense is recognized as a component of share-based compensation expense with a corresponding increase to contributed surplus within shareholders’ equity. Upon redemption, the fair value of the award is reclassified from contributed surplus to share capital.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The timing or amount of the outflow may still be uncertain. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

Finance costs

Finance costs comprise interest expense on the revolving line of credit, leases, and term loans. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in net income using the effective interest method.

Income taxes

Income tax expense for the year comprises current and deferred income taxes. Current taxes and deferred taxes are recognized in the consolidated statements of comprehensive income, except to the extent that they relate to items recognized in other comprehensive income (“OCI”) or directly in equity. In these cases, the taxes are also recognized in OCI or directly in equity, respectively.

The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, the Company recognizes deferred income tax assets and liabilities for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, and on unused tax losses and tax credit carry-forwards. The Company measures deferred income taxes using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. The Company recognizes deferred income tax assets only to the extent that it is probable that future taxable income will be available against which the deductible temporary differences as well as unused tax losses and tax credit carry-forwards can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The Company recognizes the effect of a change in income tax rates in the year of enactment or substantive enactment.

Deferred income taxes are not recognized if they arise from the initial recognition of goodwill, nor are they recognized on temporary differences arising from the initial recognition of an asset or liability in a transaction that is not a business combination and that affects neither accounting nor taxable income (loss). Deferred income taxes are also not recognized on temporary differences relating to investments in subsidiaries to the extent that it is probable that the temporary differences will not reverse in the foreseeable future.

The Company records current income tax expense or recovery based on income earned or loss incurred for the year in each tax jurisdiction where it operates, and for any adjustment to taxes payable in respect of previous years, using tax laws that are enacted or substantively enacted at the consolidated statements of financial position dates.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different from the estimates originally made by management in determining the Company’s income tax provisions. Management periodically evaluates the positions taken in the Company’s tax returns with respect to situations in which applicable tax rules are subject to interpretation. The Company establishes provisions related to tax uncertainties where appropriate based on its best estimate of the amount that will ultimately be paid to or received from tax authorities.

Investment tax credits

The Company is entitled to certain refundable ITCs for qualifying research and development activities performed. The ITCs are accounted for as a reduction of the related expenditures for items expensed in the consolidated statements of comprehensive income, being primarily as part of employee compensation and benefits, or as a reduction of the related asset’s cost for items capitalized in the consolidated statements of financial position when the amount is reliably estimable, and realization is reasonably assured.

Government assistance

Government grants and subsidies are recognized at fair value when there is reasonable assurance that they will be received, and the Company will comply with the conditions associated with the grants. To the extent that government grants are earned under the conditions of the grant prior to receipt of funds, the Company records a government grants receivable. Government grants related to operating expenses are reflected as a reduction of such expenses in the year when they are incurred (note 12).

Net income per share

Basic income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted income per share is calculated by dividing the net income for the period by the sum of the weighted average number of common shares outstanding and the dilutive common share equivalents outstanding during the period. Common share equivalents consist of the shares issuable upon exercise of stock options and shares issuable upon exercise of common share unit options calculated using the treasury stock method. Common share equivalents are not included in the calculation of the weighted average number of shares outstanding for diluted net income per share when the effect would be anti-dilutive.

Media costs

Media costs are considered the Company’s cost of goods sold. The costs include the publishing and real time bidding costs to secure advertising space.

Intangible assets

The useful life of an intangible asset is either finite or indefinite. Intangible assets are initially measured at fair value. Following the initial recognition, intangible assets are carried at the initial fair value less accumulated amortization and impairment losses, if any. Acquired intangible assets are recognized as intangible assets with finite lives. Amortization of customer relationships and technology is based on the estimated useful lives of these assets and is recognized on a straight-line basis over three years. Amortization for the tradename is recognized on a straight-line basis over four years. Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

Change in accounting policies

For the year ended December 31, 2021 the Company has not adopted any new accounting policies.

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2021, reporting periods and have not been early adopted by the Company. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3	Property and equipment

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Right of use assets $	Total $
Net book value – December 31, 2020	850,831	8,824	367,405	6,718,050	7,945,110
Additions	23,999	-	369,860	674,927	1,068,786
Depreciation	(232,625)	(7,244)	(270,978)	(3,133,430)	(3,644,277)

Net book value – December 31, 2021	642,205	1,580	466,287	4,259,547	5,369,619

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Right of use assets $	Total $
Net book value – December 31, 2019	373,330	21,351	482,641	6,101,512	6,978,834
Additions	693,599	-	100,005	4,129,910	4,923,514
Depreciation	(216,098)	(12,527)	(215,241)	(3,513,372)	(3,957,238)

Net book value – December 31, 2020	850,831	8,824	367,405	6,718,050	7,945,110

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

4	Intangible assets

	Customer relationships $	Tradename $	Technology $	Total $
Net book value – December 31, 2020	52,460	-	3,145,493	3,197,953
Additions	-	-	1,259,165	1,259,165
Amortization	(52,460)	-	(1,360,380)	(1,412,840)

Net book value – December 31, 2021	-	-	3,044,278	3,044,278

	Customer relationships $	Tradename $	Technology $	Total $
Net book value – December 31, 2019	1,641,517	336,548	5,763,817	7,741,882
Additions	-	-	393,007	393,007
Amortization	(1,589,057)	(336,548)	(3,011,331)	(4,936,936)

Net book value – December 31, 2020	52,460	-	3,145,493	3,197,953

During the year ended December 31, 2021, the Company capitalized $1,259,165 (2020 – $393,007) of development costs relating to revenue generating technology.

5	Goodwill

The recoverable amount of the CGU was determined based on value-in-use calculations using discounted cash flow methodology. This approach requires assumptions about revenue growth rates, operating margins, tax rates and discount rates. The maintainable discretionary after-tax cash flows from operations are based on historical results and the Company’s projected results for a period of three years. In arriving at its forecasts, the Company considered past experience, economic trends and inflation as well as industry and market trends. The assumptions used by the Company in its goodwill impairment testing are as follows: discount rate 13.5%, budgeted gross margin 51% and terminal growth rate 5%.

Management has considered and assessed reasonably possible changes for other key assumptions and has not identified any other instances that could cause the carrying amount of the CGU to exceed its recoverable amount.

As at December 31, 2021, no impairment loss was recognized for the CGU above and no write off of the recoverable amount was required.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

6	Lease obligations

	December 31, 2021 $	December 31, 2020 $
Obligations under leases	4,206,869	6,892,017
Less: Current portion	(2,058,161)	(2,850,497)

	2,148,708	4,041,520

The Company has minimum lease payment commitments under leases for the following amounts:

$
2022	2,317,817
2023	1,757,864
2024	649,166
4,724,847

Less: Interest	517,978

Present value of minimum lease payments	4,206,869

7	Related party transactions and balances

Directors and officers are eligible to participate in the Company’s long-term incentive plans. During the year ended December 31, 2021, the Company issued nil (2020 – 140,000) stock options to directors and officers of the Company (note 8(c)).

During the year ended December 31, 2021, the Company issued 16,557 DSUs (2020 – nil) to directors in lieu of director fees. The directors’ DSUs vest fully after one year.

During the year ended December 31, 2021, the Company issued 432,286 (2020 – 847,475) RSUs to officers of the Company in lieu of cash bonuses. The officers’ RSUs vest fully over a period of 18 to 36 months.

•	Transactions with executive personnel

The key management personnel of the Company are the officers and the directors. The remuneration of executive personnel during the years ended December 31, 2021 and 2020 was as follows:

	2021 $	2020 $
Executive compensation and benefits	1,418,101	1,034,500
Share-based compensation	588,925	343,960

	2,007,026	1,378,460

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

8	Share capital and share based payments

a)	Share capital

As of December 31, 2021, the Company had an unlimited number of common shares authorized for issuance (2020 – unlimited) and 60,733,803 common shares outstanding (2020 – 53,422,024).

b)	Equity financings

On December 4, 2020, the Company closed a bought deal offering comprised of 1,968,000 common shares issued from treasury and offered by the Company at a price of $6.10 per share for total gross proceeds of $12,004,800, including the full exercise by the underwriters of the over-allotment option. The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate compensation equal to 6% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,386,913 in connection with the offering.

On June 14, 2021, the Company closed a public offering comprised of 5,665,025 common shares issued from treasury and offered by the Company at a price of US$10.15 (CAD$12.25) per share for gross proceeds to the Company of US$57,500,003 (CAD$69,396,556). The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate compensation equal to 5.5% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,640,742 in connection with the offering which was recorded as a reduction of equity.

c)	Stock Option Plan and Omnibus Incentive Plan

The Company has a stock option plan (the “Stock Option Plan”), deferred share unit plan (the “Deferred Share Unit Plan”) and an omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Since the adoption of the Omnibus Incentive Plan by shareholders on June 16, 2020, the Company has stopped issuing new stock options under its Stock Option Plan and new DSUs under its Deferred Share Unit plan. Previously issued stock options and DSUs remain outstanding and are governed by the plans under which they were initially issued.

Under the Stock Option Plan, the Board of Directors granted stock options to employees, officers, directors and consultants of the Company. The expiry date of options granted under the Stock Option Plan typically did not exceed five years from the grant date. The vesting schedule was at the discretion of the Board of Directors and was generally annually over a three-year period. The exercise price of options was equal to the market price per share on the day preceding the grant date.

The Omnibus Incentive Plan allows for a variety of equity-based awards to be granted to officers, directors, employees, and consultants (in the case of stock options, PSUs and RSUs) and non-employee directors (in the case of DSUs). Stock options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive common shares, or in the case of PSUs, RSUs and DSUs, common shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the Deferred Share Unit Plan of the Company and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

As at December 31, 2021, the Company was entitled to issue a maximum of 9,110,070 equity-based awards, collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

The following table summarizes the continuity of options issued under the Stock Option Plan:

	December 31, 2021		December 31, 2020
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of year	1,865,519	1.69	3,409,886	1.45
Granted	3,333	1.06	350,000	1.64
Forfeited or cancelled	(29,334)	1.06	(760,885)	1.19
Exercised	(745,517)	1.41	(1,133,482)	1.29

Outstanding – End of year	1,094,001	1.90	1,865,519	1.69

Options exercisable – End of year	877,001	1.99	1,099,687	2.02

The following table summarizes the continuity of options issued under the Omnibus Incentive Plan:

	December 31, 2021		December 31, 2020
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of year	35,000	2.09	-	-
Granted	-	-	45,000	2.09
Forfeited or cancelled	-	-	(10,000)	2.09
Exercised	(11,666)	2.09	-	-

Outstanding – End of year	23,334	2.09	35,000	2.09

Options exercisable – End of year	-	-	-	-

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

A summary of the Company’s combined stock options and Omnibus options outstanding under the above plans is as follows:

	December 31, 2021

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.96	3,333	1.67	3,333
1.06	74,634	1.75	74,634
1.13	68,333	3.42	55,000
1.14	10,000	1.92	10,000
1.15	20,000	2.92	13,333
1.27	8,334	2.67	5,000
1.55	58,033	2.42	18,700
1.59	185,000	3.17	51,668
1.71	506,334	2.25	485,333
1.94	40,000	0.92	40,000
2.09	23,334	3.67	-
4.12	7,500	0.42	7,500
4.47	22,500	0.67	22,500
4.60	90,000	0.25	90,000

	1,117,335		877,001

	December 31, 2020

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.64	166,667	2.42	-
0.96	37,333	2.67	667
1.06	198,835	2.75	110,334
1.13	95,000	4.42	-
1.14	10,000	2.92	6,667
1.15	20,000	3.92	6,667
1.27	10,000	3.67	3,334
1.55	83,017	3.42	4,351
1.59	235,000	4.17	-
1.71	794,667	3.25	752,667
1.94	70,000	0.67	70,000
2.09	35,000	4.67	-
4.12	17,500	1.42	17,500
4.47	27,500	1.67	27,500
4.60	100,000	1.25	100,000

	1,900,519		1,099,687

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

During the year ended December 31, 2021, the Company recorded share-based compensation expense under the Black-Scholes option pricing model, related to stock options granted to employees, officers, directors and consultants of the Company of $5,329,438 (2020 – $998,307).

During the year ended December 31, 2021, the Company granted 3,333 (2020 – 350,000) stock options to employees, officers, directors, and consultants of the Company. Of those options, nil (2020 – 255,000) options were granted to officers or employees of the Company. 3,333 (2020 – nil) options were granted to consultants as compensation for services rendered.

During the year ended December 31, 2021, 745,517 options were exercised at a weighted average exercise price of $1.41 per option, for gross proceeds of $1,054,673 (2020 – 1,133,482 were exercised at a weighted average price of $1.29 for gross proceeds of $1,465,658).

During the year ended December 31, 2021, the Company granted nil (2020 – 45,000) options under the Omnibus Incentive Plan with a weighted average exercise price of $nil (2020 – $2.09) to employees, officers, and directors.

During the year ended December 31, 2021, 11,666 (2020 – nil) options under the Omnibus Incentive Plan were exercised.

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for options granted during the year ended December 31, 2021 and 2020 as follows:

	2021 $	2020 $
Weighted average grant date fair value of options granted	$1.45	$1.45
Weighted average assumptions used
Expected option life	5 years	5 years
Risk-free interest rate	1.45%	1.45%
Expected volatility	87%	101%

The expected volatility was estimated based on the historical volatility of the Company’s common shares that covers the expected life of the options granted. The expected option life was estimated based on historical data and represents the numbers of years the options are expected to be outstanding. The risk-free rate was estimated based on the Government of Canada marketable bonds with a term that covers the expected life of the options granted.

d)	Deferred share units

During the year ended December 31, 2021, the Company issued 63,876 (2020 – 204,008) DSUs to independent directors and consultants of the Company, vesting every year in the measure of one third. During the year ended December 31, 2021, 578,053 DSUs were exercised (2020 – 981,578).

e)	Restricted share units

During the year ended December 31, 2021, the Company issued 952,967 (2020 – 1,321,074) RSUs to employees, officers, directors, and consultants of the Company. During the year ended December 31, 2021, 271,697 (2020 – 97,129) RSUs were exercised.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

9	Finance costs

	Year ended December 31, 2021 $	Year ended December 31, 2020 $
Finance costs
Interest on finance leases and other interest	616,286	486,508
Interest and fees on revolving line of credit (note 16)	-	532,190
Interest and fees on term loans (note 17)	436,996	644,341

	1,053,282	1,663,039

10	Net income per share

The computations for basic net income per share for the years ended December 31, 2021, and 2020 are as follows:

	2021 $	2020 $
Net income for the year	10,555,510	3,690,990
Weighted average number of shares outstanding – basic	57,624,420	49,720,186
Net income per share – basic	0.18	0.07

The computations for diluted net income per share for the years ended December 31, 2021, and 2020 are as follows:

	2021 $	2020 $
Net income for the year	10,555,510	3,690,990
Weighted average number of shares outstanding – diluted	58,995,994	50,945,265
Net income per share – diluted	0.18	0.07

Exercisable options to purchase 877,001 common shares (2020 – 1,099,687) and nil warrants (2020 – 40,621) were outstanding as of December 31, 2021.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

11	Segment information

The Company’s assets and operations are substantially located in Canada; however, the Company also has employees and customers in the United States and Europe and generates revenue in each region. Revenue by region for the years ended December 31, 2021, and 2020 is as follows:

	2021 $	2020 $
United States	88,970,329	78,832,978
Canada	17,183,464	11,847,380
Europe and other	15,872,509	14,213,690

	122,026,302	104,894,048

During the year ended December 31, 2021, the Company had two customers that each represented 5% (2020 - 9%) of total revenue.

12	Government assistance

During the year ended December 31, 2020, the Company secured a $3,000,000 commitment funding from the National Research Council’s Industrial Research Assistance Program (“IRAP”). In January 2021, the Company secured an additional $535,200 commitment to bring the total commitment to $3,535,200. During the year ended December 31, 2021, the Company received $2,149,092 of this commitment from IRAP, and the amount was used to reduce technology costs on the consolidated statement of comprehensive income. As of December 31, 2021, the Company has recognized the full amount of $3,535,200 from the IRAP commitment.

13	Financial instruments

Classification of financial instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications:

	Loans and receivables/ financial liabilities (Amortized cost)
Measurement basis	December 31, 2021 $	December 31, 2020 $
Financial assets
Cash and cash equivalents	102,208,807	22,638,300
Accounts receivable	30,972,608	31,859,306
Investment tax credit receivable	-	21,922

	133,181,415	54,519,528

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

	Loans and receivables/ financial liabilities (Amortized cost)
Measurement basis	December 31, 2021 $	December 31, 2020 $
Financial liabilities
Accounts payable and accrued liabilities	24,853,497	23,232,661
Term loans	5,916,956	8,278,004
International loans	882,085	1,980,229
Lease obligations	4,206,869	6,892,017

	35,859,407	40,382,911

Fair value measurements

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The carrying values of cash and cash equivalents, restricted cash, accounts receivable, input tax credit receivable, revolving line of credit, repayable government grant, accounts payable and accrued liabilities, current portion of finance lease obligations, current portion of contingent consideration and current portion of term loans approximate their fair values given their short-term nature. The carrying value of the non-current liabilities approximates their fair value, given that the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is not considered significant. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 – inputs are quoted prices in active markets for identical assets and liabilities.

•	Level 2 – inputs are based on observable market data, either directly or indirectly other than quoted prices; and

•	Level 3 – inputs are not based on observable market data.

There were no transfers of financial assets during the twelve months ended December 31, 2021, and 2020 between any of the levels.

14	Capital risk management

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which comprises issued capital, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from the Board of Directors, may issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements, except for certain monthly financial covenants associated with the revolving line of credit as described in note 15.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

15	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s risk management policies on an annual basis. Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises from the Company’s accounts receivable and cash. As of December 31, 2021, two customers each represented more than 5% of the gross accounts receivable balance of $31,310,642. As of December 31, 2020, four customers each represented more than 5% of the gross accounts receivable balance of $32,159,306.

The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors.

As of December 31, 2021, the allowance for expected credit loss was $338,034 (2020 – $300,000). In establishing the appropriate allowance for expected credit loss, management makes assumptions with respect to the future collectability of the receivables. Assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends. Overdue accounts as of December 31, 2021, were $3,572,670 (2020 – $4,999,819), which is in the normal course of business. Management believes that the allowance is adequate.

The Company from time to time invests its excess cash in accounts with Schedule I banks and Silicon Valley Bank (“SVB”), a large US based bank, with the objective of maintaining the safety of the principal and providing adequate liquidity to meet current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio. The Company’s cash as of December 31, 2021, is not subject to external restrictions. Investments must be rated at least investment grade by recognized rating agencies. Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event that future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional borrowings. There is no certainty that additional financing will be available or that it will be available on attractive terms.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

The following are the contractual maturities for the financial liabilities:

	December 31, 2021
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued liabilities	24,853,497	24,853,497	24,853,497	-	-
Revolving line of credit	-	-	-	-	-
International Loans	882,085	882,085	467,312	414,773	-
Term Loans	5,916,956	6,222,416	2,478,838	3,743,578	-
Lease Obligation	4,206,869	4,724,847	2,058,161	2,666,686	-

	35,859,407	36,682,845	29,857,808	6,825,037	-

	December 31, 2020
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued liabilities	23,232,661	23,232,661	23,232,661	-	-
Revolving line of credit	-	-	-	-	-
International Loans	1,980,229	1,980,229	1,092,297	887,932	-
Term loans	8,278,004	8,710,774	2,481,550	6,229,224	-
Lease Obligation	6,892,017	7,315,497	3,366,199	3,949,298

	40,382,911	41,239,161	30,172,707	11,066,454

Interest rate risk

Interest rate risk is the risk of financial loss to the Company if interest rates increase on interest-bearing instruments. The revolving line of credit bears interest at 4.6%. The term loans bear interest at a fixed rate of 3.85%, which the Company believes is consistent with market interest rates for this type of debt

Foreign exchange or currency risk

The Company is exposed to foreign exchange risk from purchase transactions, as well as recognized financial assets and liabilities denominated in U.S. dollars. The Company’s main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support US forecasted obligations and cash flows. To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash held.

If a shift in foreign currency exchange rates of 10% were to occur, the foreign exchange gain or loss on the Company’s net monetary assets could change by approximately $8,253,848 due to the fluctuation and this would be recorded in the consolidated statements of comprehensive income.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

Balances held in U.S. dollars are as follows in CAD:

	December 31, 2021 $	December 31, 2020 $
Cash	99,118,059	9,255,266
Accounts receivable	22,017,575	24,011,673
Accounts payable	15,530,451	14,547,342

16	Revolving line of credit

The Company currently has a revolving line of credit with SVB. The line of credit has been amended several times in 2016, 2018, 2019, and 2020. Currently the line of credit has a maximum borrowing availability of U.S.$18 million (CAD$22 million). Actual availability from time to time depends on the Company’s borrowing base at such time.

Most recently on December 24, 2020, the Company and SVB agreed to amend the applicable interest rate on the line of credit to the greater of prime plus 1.35% and 4.60%. On December 31, 2021, the prime rate was 3.25%. The line of credit is secured by a general security agreement, an assignment of ITCs and a pledge of all shares of any direct or indirect subsidiary of the Company.

The following table outlines the activity of the line of credit during the year ended December 31, 2021, and 2020:

$
Amortized cost – January 1, 2021	-
Amount drawn from revolving line of credit	-
Principal amount repaid	-
Accrued interest on revolving line of credit	-
Payment of interest on revolving line of credit	-
Foreign exchange differences	-

Amortized cost – December 31, 2021	-

$
Amortized cost – January 1, 2020	15,384,498
Amount drawn from revolving line of credit	67,340,097
Principal amount repaid	(83,066,960)
Accrued interest on revolving line of credit	532,190
Payment of interest on revolving line of credit	(394,133)
Foreign exchange differences	204,308

Amortized cost – December 31, 2020	-

During the year ended December 31, 2021, transaction costs incurred relating to the line of credit were $nil (2020 – $nil).

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

17	Borrowings

a)	Term Loan

On June 15, 2018, all outstanding principal balances related to previous term loans were repaid and the Company obtained a new $7,263,000 term loan (the “2018 Loan”) from a group of private lenders (the “Lenders”). The 2018 Loan was made pursuant to a credit agreement dated June 15, 2018, between the Company and various Lenders, including several individuals who are non-arms length to the Company (the “NAL Lenders”). The NAL Lenders included several officers and directors of the Company who funded an aggregate of $2,263,000 of the 2018 Loan.

The 2018 Loan was subordinate to the Company’s existing line of credit with SVB and had a term of two years. The 2018 Loan accrued interest at the rate of 12.0% per annum and the Lenders were issued an aggregate of 2,420,990 warrants (the “Warrants”) as bonus warrants in connection with the 2018 Loan. Each Warrant entitled the Lender to acquire one common share for a period of two years at an exercise price of $1.01 per common share, which represented the closing price of the common shares on June 14, 2018. At the time of issuance, the 2,420,990 Warrants had a fair value of $0.46 per Warrant. The fair value of the Warrants was determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 2.18%, expected volatility of 98%, expected life of 1.75 years and expected dividends of $nil.

The 2018 Loan was subordinate to the Company’s existing line of credit with SVB and had a term of two years. The 2018 Loan accrued interest at the rate of 12.0% per annum and the Lenders were issued an aggregate of 2,420,990 warrants (the “Warrants”) as bonus warrants in connection with the 2018 Loan. Each Warrant entitled the Lender to acquire one common share for a period of two years at an exercise price of $1.01 per common share, which represented the closing price of the common shares on June 14, 2018. At the time of issuance, the 2,420,990 Warrants had a fair value of $0.46 per Warrant. The fair value of the Warrants was determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 2.18%, expected volatility of 98%, expected life of 1.75 years and expected dividends of $nil.

Transaction costs incurred in securing the 2018 Loan were $256,403. Included in that amount are nominal fees that the Company agreed to pay to two eligible parties assisting in the 2018 Loan. All transaction costs were capitalized and deferred. These deferred transaction costs are being amortized over the term of the agreement under the effective interest rate method and included in the finance costs.

Fifty percent of the principal portion of the 2018 Loan was to be repaid in ten equal quarterly installments beginning January 1, 2019. The remaining 50% of the 2018 Loan was to be paid at maturity.

On March 31, 2019, the Company entered into an amending agreement to its credit agreement dated June 15, 2018, whereby the maturity date of the 2018 Loan was extended from June 15, 2020, to June 15, 2021.

On April 12, 2020, the Company borrowed US$5,400,00 from SVB in the form of a secured term loan that expires April 1, 2024 (the “Secured Term Loan”), and bears interest at the annual rate equal to the greater of (i) prime plus 2.0% and (ii) 6.75%. All transaction costs related to the Secured Term Loan have been capitalized and deferred and are being amortized over the term of the Secured Term Loan under the effective interest rate method and included in finance costs.

On April 17, 2020, all outstanding principal balances related to the 2018 Loan were repaid in the amount of $5,144,625 and the Company incurred an early repayment penalty of 2.5% totalling $128,616. During the year ended December 31, 2020, $372,188 of transaction costs were incurred securing the Secured Term Loan. All transaction costs have been capitalized and deferred. These deferred transaction costs are being amortized over the term of the agreement under the effective interest method and included in finance costs.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

On November 9, 2020, the Company and SVB agreed to increase the availability under the Secured Term Loan by additional US$2,350,000 to a total of US$7,750,000.

On December 24, 2020, the Company and SVB agreed to amend the applicable interest rate of the Secured Term Loan to the greater of prime plus 1.50% and 4.75%. On December 31, 2020, the prime rate was 3.25%.

On May 4, 2021, the Company and SVB agreed to amend the applicable interest rate of the Secured Term Loan to the greater of prime plus 0.60% and 3.85%. On September 30, 2021, the prime rate was 3.25%.

On May 5, 2020, the Company secured a loan of US$1,390,294 (CAD$1,816,836) pursuant to the Paycheck Protection Program as part of the United States’ Coronavirus Aid, Relief and Economic Security Act. On October 12, 2020, the Company applied for the loan forgiveness in accordance with the terms of that program, and the loan was fully forgiven on November 25, 2020. The total loan of US$1,390,294 (CAD$1,816,836) was used to reduce salary costs on the statement of comprehensive income, $1,282,208 for sales and marketing costs, $465,481 for technology costs, and $69,147 for general and administrative costs.

The following table outlines the activity of the term loans during the year ended December 31, 2021, and 2020:

$
Amortized cost – January 1, 2021	8,278,004
Accrued interest	436,996
Payment of interest	(302,157)
Principal amount repaid	(2,495,887)
Exchange	-

Balance – December 31, 2021	5,916,956

$
Amortized cost – January 1, 2020	3,452,331
Accrued interest	644,342
Payment of interest	(501,057)
Principal amount repaid	(9,101,681)
Exchange	(404,483)
Adjustment for warrants granted for repaid term loan	1,922,271
Amounts borrowed – net of costs and warrants issued	12,266,281

Balance – December 31, 2020	8,278,004

The credit facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The credit facilities are secured by all material assets of the Company. The Company was not in breach of any covenants as at December 31, 2021.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

b)	International loans

On June 15, 2018, as a part of the acquisition of ADman, the Company assumed various government and bank loans and lines of credits.

Term loans

Term loans outstanding amounting to $867,931 (Euro 602,673) as at December 31, 2021 (2020: $1,315,505: Euro 893,219). The interest rates of 1.45% to 4.60% and maturity date from August 17, 2022 to May 21, 2025 for these unsecured term loans held during the year ended December 31, 2021, and 2020.

Line of credit

The line of credit payables amounting to $14,154 (Euro 10,628) as at December 31, 2021 (2020: $664,724: Euro 485,404) is secured against ADman’s accounts receivable as at December 31, 2021 and 2020. The interest rates of Euribor + 1.95% to Euribor 2.25% and maturity date from May 19, 2022 to April 16, 2023 for these line of credit payables held during the year ended December 31, 2021, and 2020.

18	Income taxes

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year.

Income tax recovery

The Company has not recorded any deferred income tax recovery on losses in comprehensive income and will not be until, in the opinion of management, it is probable that the deferred tax assets will be realized. A reconciliation between tax recovery and accounting income multiplied by the Company’s domestic tax rate for the years ended December 31, 2021 and 2020 is as follows:

	2021 $	2020 $
Income (loss) before income taxes	11,706,427	5,188,691

Income tax expense at the Company’s statutory tax rate of 26.5% (2020 – 26.5%)	3,102,203	1,375,003

Increase (decrease) in income taxes resulting from
Permanent differences	1,951,874	173,027
Prior year true-up	108,305	(820,603)
Changes in unrecognized SRED pool and temporary differences	(105,922)	2,787,948
Effect of foreign subsidiaries	(70,146)	(2,450)
Current year loss for which no benefit recognized	-	523,274
Prior year loss applied in current year previously not recognized	(2,807,987)	(2,705,820)
ITC utilized in current year	(887,345)	-
Other	(140,065)	167,322

Income tax expense	1,150,917	1,497,701

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

December 31, 2021, and 2020

(Expressed in Canadian dollars)

Deferred taxes

●	Unrecognized deferred tax asset

Deferred tax assets have not been recognized in respect of the following items:

	2021 $	2020 $
Non-capital loss carryforwards	24,230,225	29,637,520
SRED expenditure pool	-	1,882,949
(Taxable) Deductible temporary differences	(369,894)	(975,000)

	23,860,321	30,545,469

As at December 31, 2021, the Company had non-capital losses of approximately $2,460,037 that are available to reduce future taxable income and for which no benefit has currently been recognized in the consolidated financial statements. The non-capital losses will expire as follows: The non-capital losses will expire as follows: 2035 – $80,926; 2036 – $355,512; 2037 – $317,272; and 2038 – $329,297; 2039 - $645,353; 2040 – $731,677. The Company had SRED Investment tax credits carry-forward of $858,944 which were fully utilized during the year ended December 31, 2021.

19	Expenses by nature

	December 31, 2021 $	December 31, 2020 $
Employee wages, salaries and benefits	27,257,073	21,688,806
Professional fees	1,927,512	1,192,156
Contractor consulting fees	2,768,516	3,091,714
Hosting and data costs	5,280,774	6,049,104
Insurance	1,820,269	283,536
Public company fees	467,606	490,445
Other	4,271,053	4,406,931
	$43,792,803	$37,202,692

For the year ended December 31, 2021 and 2020 the Company recorded the following subsidies which have all been offset against employee wages, salaries and benefits:

	December 31, 2021 $	December 31, 2020 $
Wage subsidy (CEWS)	-	947,576
IRAP	2,149,092	1,386,108
Paycheck protection program (PPP) loan forgiveness	-	1,816,836
	$2,149,092	$4,152,540